# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Maxeon Solar Technologies, Ltd., CIK 0001796898
CUSIP: Y58473102
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: No. 10 South Haitai Road, Huayuan Industrial Park, Hi-tech, Industrial Park Tianjin, China (F4), 300384
Date of event which requires filing of this statement: 02/18/2025
Amends the filing with accession number 0001193125-20-240979
Filed by CIK 0001822953
Persons authorized to receive notices and communications: Tian Lingling, No. 10 South Haitai Road, Huayuan Industrial Park, Hi-tech, Industrial Park Tianjin, China (F4), 300384, 86-22-23789766-3203

## Reporting persons
- Zhonghuan Singapore Investment & Development Pte. Ltd. (CIK 0001822953): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,959,362; sole dispositive power 0; shared dispositive power 9,959,362; aggregate amount beneficially owned 9,959,362 (59.3% of the class)
- TCL Zhonghuan Renewable Energy Technology Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 9,959,362; sole dispositive power 0; shared dispositive power 9,959,362; aggregate amount beneficially owned 9,959,362 (59.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Maxeon Solar Technologies, Ltd.
Address of issuer's principal executive offices: No. 10 South Haitai Road, Huayuan Industrial Park, Hi-tech, Industrial Park Tianjin, China (F4), 300384
Comment: This Amendment No. 12 (this "Amendment No. 12") amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons named therein with the Securities and Exchange Commission on September 8, 2020, as amended by Amendment No. 1 filed on April 22, 2021, as further amended by Amendment No. 2 filed on August 18, 2022, as further amended by Amendment No. 3 filed on May 17, 2023, as further amended by Amendment No. 4 filed on May 24, 2023, as further amended by Amendment No. 5 filed on June 17, 2024, as further amended by Amendment No. 6 filed on June 21, 2024, as further amended by Amendment No. 7 filed on July 22, 2024, as further amended by Amendment No. 8 filed on August 21, 2024, as further amended by Amendment No. 9 filed on September 4, 2024, as further amended by Amendment No. 10 filed on November 26, 2024, and as further amended by Amendment No. 11 filed on January 28, 2025 (as amended, the "Schedule 13D") with respect to the ordinary shares, no par value (the "Ordinary Shares") of Maxeon Solar Technologies, Ltd. (the "Issuer"). Except as specifically amended and supplemented by this Amendment No. 12, the Schedule 13D remains in full force and effect. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented by adding the following:

Entry Into Sale and Purchase Agreement

As previously disclosed, on November 26, 2024, the Issuer and TCL Zhonghuan Renewable Energy Technology Co., Ltd. ("TZS Parent") and/or certain of its subsidiaries (collectively, "TZE"), including Zhonghuan Singapore Investment and Development Pte. Ltd. ("TZS"), entered into a partially binding term sheet (the "Term Sheet") in connection with the potential acquisition by TZE of the Issuer's non-US, 'rest-of-the-world' distributed generation business through acquisition of 100% of the equity interests in certain direct and indirect non-U.S. subsidiaries of the Issuer (the "Target Entities" and such transaction "Project Birch").

On February 18, 2025 (the "Signing Date"), Lumetech B.V., a subsidiary of TZE organized under the laws of the Netherlands ("Lumetech"), TCL Sunpower International Pte. Ltd., a subsidiary of TZE organized under the laws of Singapore ("TCL Sunpower" and together with Lumetech, the "Purchasers"), and the Issuer, entered into a definitive Sale and Purchase Agreement (the "SPA"), pursuant to which the Purchasers will acquire all of the issued and fully-paid ordinary shares in the capital of each Target Entity, and all of the partnership interests of each of the Issuer's subsidiaries identified as "Mexican Entities" in the SPA (collectively, the equity and partnership interests, the "Shares"). The aggregate consideration for the sale of the Shares will be approximately USD$29 million ("Total Consideration"), which shall be payable on the closing date (the "Closing Date") of the transactions contemplated under the SPA, less any installments already paid by the Purchasers to the Issuer following the signing of the Term Sheet. If there is Net Intercompany Debt owing from the Issuer and its existing subsidiaries to the Target Entities and certain subsidiaries identified in the SPA, as of the Closing Date, the Purchasers will assume all of the Issuer's and its subsidiaries' obligation to repay the Net Intercompany Debt and release and discharge them from the obligation to repay such debt as from and including the Closing Date. If as of the Closing Date the Net Intercompany Debt exceeds US$120 million, the SPA provides that such debt will be capped at US$120 million.

The closing of the transactions contemplated under the SPA (the "Closing") is subject to receipt of certain customary closing deliverables by each party, including the Purchasers' receipt of the outbound direct investment approval from the PRC National Development and Reform Commission (and/or the PRC Ministry of Commerce and/or PRC State Administration of Foreign Exchange) ("ODI Approval") related to the transactions contemplated under the SPA, certain consents, waivers and notification requirements, including but not limited to: (i) receipt of the fairness opinion as contemplated in the Term Sheet, confirming that the terms of the transactions contemplated under the Transaction Documents (as defined below) are fair from a financial perspective; (ii) the definitive "opinion" (avis) of the works council (CSE) of SunPower Energy Solutions France SAS consistent with the terms and conditions of the SPA (the "Works Council Opinion"); (iii) the consummation of the transactions contemplated under an Asset Transfer Agreement in accordance with its terms; (iv) the delivery of a signed Trademark Assignment Agreement, effective as of the Closing Date; and (v) the signing of a Transitional Services Agreement, pursuant to which Lumetech (or its affiliates) will agree to provide certain transition services to the Issuer (or its affiliates) and vice versa (each of the Asset Transfer Agreement, the Trademark Assignment Agreement, and the Transitional Services Agreement, collectively referred to herein as the "Ancillary Agreements"). As of the Signing Date, the Issuer had received the Works Council Opinion.

After the Closing Date and in compliance with applicable laws, the Purchasers will have the right, at their sole discretion, to make employment offers to any Issuer employees identified in the SPA.

The SPA and each Ancillary Agreement (collectively, the "Transaction Documents") contain customary representations, warranties and covenants made by their respective parties thereto. The obligation of the parties to consummate the transactions contemplated by the Transaction Documents is subject to the satisfaction or waiver of a number of customary conditions and obtaining of requisite approvals and consents, and to the extent that the conditions set forth in the SPA are not fulfilled or waived on or before 11:59pm C.S.T on March 31, 2025 or such other date as the parties may mutually agree in writing (the "Long Stop Date"), the SPA shall lapse and cease to have any further effect. The Long Stop Date will be automatically extended by a period of 30 days or such other period as the parties to the SPA mutually agree if the non-fulfilment of certain Closing conditions is attributable solely to the relevant governmental authority. If the Closing of the transactions contemplated under the SPA does not take place whether by reason of non-fulfillment of certain Closing conditions or of the Issuer's entering into insolvency proceedings which prevent the Issuer from proceeding with the Closing, then any portion of the Total Consideration paid by the Purchasers to the Issuer shall be refunded to the Purchasers along with interest at the effective federal funds rate of the United States of America on the Long Stop Date or the date of commencement of insolvency proceedings, as the case may be, within 60 days of the event triggering the refund.

The information disclosed in this Item 4 with respect to the SPA does not purport to be complete and is qualified in its entirety by reference to the SPA, a copy of which is attached hereto as Exhibit 7.19 and which is incorporated herein by reference in its entirety.

Entry Into Trademark Assignment Agreement

On the Signing Date, TCL Sunpower (the "Assignee") and Maxeon Solar Pte. Ltd., an affiliate of the Issuer organized under the laws of Singapore ("MSPL" or the "Assignor") entered into a Trademark Assignment Agreement in the form of Exhibit 7.20 attached hereto (the "Trademark Assignment Agreement"), pursuant to which, as of the Closing Date, the Assignee will acquire all of the Assignor's right, title and interest, in certain trademarks, and the Assignor will assign all such right, title and interest in and to the trademarks to the Assignee for a total consideration of USD$6.74 million, upon the terms and conditions set forth in the Trademark Assignment Agreement. The trademarks subject to the Trademark Assignment Agreement relate to trademark registrations and applications for "SunPower" in all jurisdictions excluding the United States.

The information disclosed in this Item 4 with respect to the Trademark Assignment Agreement does not purport to be complete and is qualified in its entirety by reference to the Trademark Assignment Agreement, a copy of which is attached hereto as Exhibit 7.20 and which is incorporated herein by reference in its entirety.

There can be no assurance that the transactions contemplated in any of the Transaction Documents will be consummated.

On February 18, 2025, in connection with Project Birch, TZS entered into consents with respect to (a) the indenture dated June 20, 2024, relating to the 9.00% Convertible First Lien Senior Secured Notes due 2029, by and among, the Issuer, Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee and, solely with respect to the Philippine collateral, RCBC Trust Corporation; (b) the indenture dated August 17, 2022, relating to the Variable-Rate Convertible First Lien Senior Secured Notes due 2029, by and among, the Issuer, Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee and, solely with respect to the Philippine collateral, RCBC Trust Corporation; and (c) the shareholders agreement dated August 26, 2020 (as amended and restated on August 30, 2024) entered into among the Issuer and TZS to permit and facilitate the consummation of Project Birch.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future, depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation: (i) acquiring additional Ordinary Shares and/or other securities of the Issuer; (ii) disposing of any or all of their Ordinary Shares and/or other securities of the Issuer; (iii) engaging in hedging or similar transactions with respect to the securities of the Issuer; (iv) causing or facilitating changes to the capitalization, corporate structure or governing documents of the Issuer; (v) acquiring additional assets of the Issuer and/or its subsidiaries, or (vi) proposing or considering, or changing their intention with respect to, one or more of the actions described in subsections (a) through (j) of Item 4 of the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Amendment No. 12 are incorporated herein by reference. As of the date hereof, TZS is the direct owner of and may be deemed to have shared voting and dispositive power with respect to, and TZS Parent may be deemed to beneficially own and have shared voting and dispositive power with respect to, 9,959,362 Ordinary Shares held by TZS, representing in the aggregate approximately 59.3% of the outstanding Ordinary Shares (such percentage is based on 16,796,240 Ordinary Shares outstanding as of February 19, 2025, according to information provided by the Issuer to the Reporting Persons).
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Amendment No. 12 are incorporated herein by reference. As of the date hereof, TZS is the direct owner of and may be deemed to have shared voting and dispositive power with respect to, and TZS Parent may be deemed to beneficially own and have shared voting and dispositive power with respect to, 9,959,362 Ordinary Shares held by TZS, representing in the aggregate approximately 59.3% of the outstanding Ordinary Shares (such percentage is based on 16,796,240 Ordinary Shares outstanding as of February 19, 2025, according to information provided by the Issuer to the Reporting Persons).
Transactions in the class effected during the past sixty days: During the past sixty days, the Reporting Persons have not effected any transactions in the Issuer's Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment No. 12 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby supplemented by adding the following:

7.19 Sale and Purchase Agreement, dated as of February 18, 2025, by and between the Issuer and Lumetech B.V., a subsidiary of TZE, and TCL SunPower International Pte. Ltd., a subsidiary of TZE.

7.20 Trademark Assignment Agreement, dated as of February 18, 2025, by and between Maxeon Solar Pte. Ltd., an affiliate of the Issuer and TCL SunPower International Pte. Ltd., a subsidiary of TZE.

## Signatures
- Zhonghuan Singapore Investment & Development Pte. Ltd.: /s/ Zhou Bin, Authorized Signatory (02/20/2025)
- TCL Zhonghuan Renewable Energy Technology Co., Ltd.: /s/ Zhang Changxu, Authorized Signatory (02/20/2025)